Direxion Shares ETF Trust

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

September 22, 2022

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration

Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, which were filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”). The Amendments relate solely to the Direxion Daily META Bear 2X Shares, Direxion Daily NFLX Bear 2X Shares, Direxion Daily AAPL Bear 2X Shares, Direxion Daily MSFT Bear 2X Shares, Direxion Daily AMZN Bear 2X Shares, Direxion Daily GOOGL Bear 2X Shares and the Direxion Daily NVDA Bear 2X Shares (the “Funds”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
328	2/17/22	485A	0001193125-22-045562
338	5/2/22	485BXT	0001193125-22-136105
340	5/20/22	485BXT	0001193125-22-155749
342	6/3/22	485BXT	0001193125-22-166923
345	6/27/22	485BXT	0001193125-22-182417
347	7/18/22	485BXT	0001193125-22-196336
349	7/19/22	485BXT	0001193125-22-197027
351	7/20/22	485BXT	0001193125-22-198184
353	7/21/22	485BXT	0001193125-22-199231
355	7/22/22	485BXT	0001193125-22-200156
358	7/25/22	485BXT	0001193125-22-200936
360	7/27/22	485BXT	0001193125-22-203381
362	8/1/22	485BXT	0001193125-22-208620
364	8/5/22	485BXT	0001193125-22-213601
367	8/12/22	485BXT	0001193125-22-219541
369	8/19/22	485BXT	0001193125-22-224942
372	8/26/22	485BXT	0001193125-22-230928

No securities of the Funds were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Funds at this time, therefore, respectfully requests withdrawal of the Amendments. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463, Alyssa Sherman of Rafferty Asset Management, LLC at (646) 572-3633, or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Alyssa Sherman

Alyssa Sherman

Secretary

Direxion Shares ETF Trust